NEWS RELEASE

                                            Contact:  Theda W. Page Whitehead
                                                      Sabre
                                                      (817) 967-1859
                                                      theda.whitehead@sabre.com

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SABRE COMPLETES TENDER OFFER FOR GETTHERE

FORT WORTH, TX - October 9, 2000 - Sabre Holdings Corporation (NYSE: TSG) announced today that it had received tenders of approximately 33.5 million shares, or more than 90% of the outstanding shares, of GetThere Inc. (Nasdaq: GTHR) pursuant to its previously announced cash tender offer of $17.75 per share for all of the outstanding shares. The tender offer commenced September 11, 2000 and expired by its terms at 12:00 midnight, Eastern time, on October 6, 2000. All tendered shares have been accepted for purchase in accordance with the terms of the tender offer. Cash payments for the shares tendered will begin on Tuesday, October 10, 2000. The period for completion of guaranteed deliveries will end at the close of business on Thursday, October 12, 2000.

Sabre intends to complete a second step merger in which GetThere will become a wholly owned subsidiary of Sabre and any remaining, non-tendering GetThere shareholders will receive the same cash price paid in the tender offer following the merger. The second step merger is expected to be completed during the week of October 16, 2000.

About Sabre
Sabre is the leading provider of technology and marketing services for the travel industry. Headquartered in Dallas/Fort Worth, Texas, the company has nearly 10,000 employees worldwide who span 45 countries. Sabre reported 1999 revenues of $2.4 billion, up 5.6 percent from 1998. Net earnings were $264 million, excluding special items, up 15.2 percent from the prior year. Sabre maintains an ownership interest of approximately 70 percent in Travelocity.com (Nasdaq: TVLY), the world's leading online B2C travel site. More information on Sabre is available on the World Wide Web at http://www.Sabre.com. Sabre and the Sabre logo are registered trademarks of an affiliate of Sabre Inc.

About GetThere
GetThere operates one of the world's largest Internet marketplaces focused on business-to-business travel services. GetThere's systems are used to provide online travel procurement to employees at leading corporations such as Boeing, Chevron, Cisco, Cox Enterprises, Lucent, MetLife, Nike and Xerox. GetThere also powers online travel sites for leading airlines, including Alitalia, All Nippon Airways, America West, British Airways, Northwest Airlines, TWA and United Airlines. GetThere can be found on the Web at http://www.GetThere.com.

Statements in this news release that are not purely historical facts, including statements about anticipated or expected future revenue and earnings growth, are forward looking statements. All forward looking statements in this release are based upon information available to Sabre and GetThere on the date of this release. Any forward looking statements involve risks and uncertainties that could cause actual events or results to differ materially from the events or results described in the forward looking statements, including risks related to: maintaining existing GetThere customer and employee relationships; competition and technological innovation by competitors; risks related to technology, including the integration of the Sabre and GetThere technology; seasonality of the travel industry and booking revenues; sensitivity to general economic conditions and events that affect airline travel; risks associated with international operations; and legal and regulatory issues. Further information regarding factors that could affect Sabre's financial and other results is included in Sabre's and GetThere's filings with the SEC. Sabre and GetThere undertake no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on forward-looking statements.

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